CÜR MEDIA, INC.
2217 New London Turnpike
South Glastonbury, CT 06073

Tel.: (860) 430-1520

April 18, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel
Assistant Director

Re:	CÜR Media, Inc.
Amendment No. 1 to Form 8-K Filed March 31, 2014 File No. 33-183760

Ladies and Gentlemen:

We are in receipt of the comment of the Staff of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Current Report on Form 8-K of CÜR Media, Inc. (the “Company”), filed March 31, 2014, by letter dated April 8, 2014, addressed to Thomas Brophy, Chief Executive Officer of the Company. As discussed with Mr. Joseph Kempf, of the Commission’s Staff, the Company hereby requests additional time to prepare its response. The Company anticipates that its response will be filed on or before April 25, 2014.

Please do not hesitate to contact me at (860) 430-1520 with any questions or further comments.

Sincerely yours, CÜR Media, Inc. /s/ Thomas Brophy Thomas Brophy Chief Executive Officer